4

9. Omdan Consulting and Instructing Ltd. through Mr. Eitan Shmueli, declares that until a new investor will invest in the Company, Sadot & Co's monthly fees in the total amount of US$ 2,000, will be paid as follows:

    a. The Company shall pay to Sadot & Co. monthly payment of US$ 1,000.

    b. The additional monthly payment of US$ 1,000 will be delayed and shall be registered as a shareholder loan by Omdan Consulting. The Company shall pay the balance of such shareholder loan to Sadot & Co. in accordance with its financial ability after a new investment of not less then US$ 500,000 at a evaluation of not less then US$ 3,000,000 (pre-money) will be made by a new investor or in case of another event causing The Company to receive an income of more then US$ 500,000.

    c. It is agreed that in case that no new investor will invest in the Company or if the Company shall reach liquidation or terminate its business, Sadot & Co. will waive their right to such additional monthly payment.

10. Mr. Nimrod Ben-Yehuda agrees, that until a new investor will invest in the Company, his monthly net salary from The Company shall be reduced by 3,000 NIS, which sum will be considered as a loan by Mr. Ben-Yehuda to The Company. In addition, Mr. Ben-Yehuda shall present receipts documenting all the out of pocket expenses Mr. Ben-Yehuda made for and on behalf of The Company (up to an amount of approx. NIS 50,000) which shall be considered as a shareholder loan to The Company. The Company undertakes to pay the shareholders loan to Mr. Ben-Yehuda in accordance with its financial ability after a new investment of not less then US$ 500,000 at a evaluation of not less then US$ 3,000,000 (pre-money) will be made by a new investor or in case of another event causing The Company to receive an income of more then US$500,000.

11. All current investments and/or loans made by Mr. Ben-Yehuda and/or any company on his behalf as well as Omdan Consulting and Instructing Ltd., ("**Omdan**") shall be registered in the books of The Company as a shareholder loan which shall be paid back in accordance with the financial ability of The Company as shall be determined by the board of directors of The Company provided that such board decision has been supported by either Alon or the representative of JNS, except for Omdan who shall have the right to notify the Company until the 1.2.2007 on his willingness to convert its shareholder loans at the amount of 70,000 NIS into Preferred Shares of the Company in accordance with the terms of section 7 above.

12. Immediately after signature of this Addendum eNitiatives loan to the Company for services in the amount of US$ 14,000 will be converted into Preferred Shares at the same valuation of US$20000 for each 1% of the Company capital. If eNitative will execute his right under section 7 above the Company will convert its existing Regular Shares into Preferred Shares.

אומדן
ייעוץ והדרכה בע"מ

5

13. All other provisions of The Agreement which were not modified under this Addendum will stay valid and in full force.

14. This Addendum shall take effect as of the moment when signed by both Parties. However, in case that by March 31, 2007: (i) The Company shall meet its targets according to the Business Plan (Appendix "A" of The Agreement and under the applicable terms of the Agreement); or (ii) The Company shall raise a new investment of not less then US$ 500,000 at an evaluation exceeding US$ 3,000,000 (pre-money); or (iii) in case of another event causing The Company to receive an income of more then US$ 500,000, this Addendum will be cancelled, and all changes or modification made in accordance with this Addendum, shall be null and void save for the Shares acquired by Alon and JNS or any other shareholders due to the execution of any part of the Additional Investment or under sections 7 and 11 of this Addendum above. In such case all Preferred Shares so acquired shall be converted into Regular Shares

15. The Company shall promptly and timely make all mandatory payments to the authorities and shall not obtain any credits and/or loans, whether from banks or other lenders without the explicit decision of the board of directors of The Company and provided that Alon or the director on behalf of JNS have supported such board decision.

16. The Company shall fully reimburse Alon's legal expenses in connection with this Addendum.

17. The Agreement provisions shall be considered and interpreted in accordance with the provisions of this Addendum.

18. In case of any discrepancies between provisions of this Addendum and other provisions of The Agreement, the provisions of this Addendum shall prevail.

In witness Whereof the Parties have signed this Addendum on the _15.11.06_

Pimi Marion Holdings, Ltd

By: Eitan Shmeuli

Title: Director

Omdan Education and Instructing Ltd   Nimrod Ben Yehuda

By: Eitan Shmeuli

6

JNS Capital LLC

By: _____

Name: Joe Shapira
Title: Managing Member

Alon Carmel

Agreed to by:

eNitiatives – New Business Architects Ltd.

By: _____

Name: Reuven Marko
Title: General Manager